Exhibit 99.4

ZIITECH PTY LTD

SHAREHOLDERS AGREEMENT

Table of contents

1.	Interpretation	1
2.	Definitions	2
3.	Share capital	4
4.	Shareholding structure	4
5.	Appointment and Termination of Appointment of Directors	5
6.	Meetings and voting	6
7.	Management of the company	8
8.	Accounts	9
9.	Funding	10
10.	Inconsistency with constitution	11
11.	Third party interest in shares	11
12.	Transfer of shares	11
13.	Right of First Refusal	12
14.	Compulsory transfer of shares	13
15.	Tag-along and drag-along rights	14
16.	Determination of fair value	15
17.	Dividend Right	16
18.	Liquidation Right	16
19.	Anti – Dilution Right	16
20.	Most Favored Nation Treatment	17
21.	Full Time, Non-Competition and Non-Solicitation Obligations of Key Employees	17
22.	Competition restraint	18
23.	Dispute	18
24.	Covenant by the company	19
25.	Confidentiality	19
26.	Mutual covenants	20
27.	Exclusion of implied relationships	20
28.	Term of agreement	20
29.	Notices	21
30.	Conflict with constitution	21
31.	Miscellaneous	21
Schedule 1	Error! Bookmark not defined.
Annexure A – Deed of accession	Error! Bookmark not defined.

THIS AGREEMENT dated 27 October 2022, as amended on 1 September 2023 and _________ 2025

BETWEEN	ZIITECH PTY LTD (ACN 635 021 779) (Company)

AND	Shareholders listed in item 2 of Schedule 1 (Shareholders)

BACKGROUND

A.	The Company was incorporated under the Corporation Act and registered in Victoria as a proprietary company on 22 July 2019.

B.	The Company has issued 2,862,085 ordinary shares before the date of this agreement.

C.	The shareholders acknowledge there is an existing and enforcing shareholders agreement entered by the shareholders dated 27 October 2022 and as amended on or around 1 September 2023 (existing shareholder agreement).

D.	Pintec Technology Holdings Ltd (“PT”), a public company which was incorporated in Cayman Islands and is currently listed on NASDAQ intends to purchase 715,521 existing ordinary shares from certain shareholders of the Company.

E.	All shareholders and the Company have agreed and passed a resolution to approve and facilitate the above-mentioned shares transfer transaction.

F.	Upon completion of the transfer of shares described in item D, PT will hold 25% of all of the shares in the Company on a fully-diluted and as-converted basis, i.e. 715,521 ordinary shares in the Company.

G.	The shareholders have agreed to enter into this new shareholder agreement to replace any existing shareholder agreements.

OPERATIVE PART

1.	Interpretation

This agreement is governed by the laws of Victoria and the parties submit to the non-exclusive jurisdiction of the courts of that state.

In the interpretation of this agreement:

(a)	References to legislation or provisions of legislation include changes or re-enactments of the legislation and statutory instruments and regulations issued under the legislation;

(b)	Words denoting the singular include the plural and vice versa, words denoting individuals or persons include bodies corporate and vice versa, references to documents or agreements also mean those documents or agreements as changed, novated or replaced, and words denoting one gender include all genders;

(c)	Grammatical forms of defined words or phrases have corresponding meanings;

(d)	Parties must perform their obligations on the dates and times fixed by reference to the capital city of Victoria;

(e)	Reference to an amount of money is a reference to the amount in the lawful currency of the Commonwealth of Australia;

(f)	If the day on or by which anything is to be done is a Saturday, a Sunday or a public holiday in the place in which it is to be done, then it must be done on the next business day;

(g)	References to a party are intended to bind their executors, administrators and permitted transferees; and

(h)	Obligations under this agreement affecting more than one party bind them jointly and each of them severally.

2.	Definitions

In this agreement, unless the context otherwise requires:

(a)	Affiliate means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, a specified person.

(b)	Board means the Board of Directors, and includes any committee of that Board;

(c)	Board Meeting means a meeting of the Board (or any committee of the Board) duly convened and held in accordance with this Agreement and the Constitution;

(d)	Change in Control of a Shareholder means the acquisition by any person or corporation, either alone or together with any associate of that person or corporation,

(i)	of a relevant interest in more than 50% of the issued voting capital of the Shareholder; or

(ii)	where the Shareholder is a company, resulting in a different person or group of persons who will control the composition of the board of directors or more than 50% of the shares giving a right to vote at general meetings; or

(iii)	where the Shareholder is the trustee of a unit trust, a relevant interest in more than 50% of the issued units in that trust;

(e)	Dispose means to grant options or rights of first refusal over, sell, transfer, assign, part with the benefit of, declare a trust of, encumber or deal with;

(f)	Deemed Liquidation Event means any of the following events:

(i)	any consolidation, amalgamation, scheme of arrangement or merger of the Company and/or other Subsidiaries collectively operating the majority of the business of the Group (collectively, the “Major Group Companies”) with or into any other person or other reorganization in which the shareholders of the Company and/or the Major Group Companies immediately prior to such consolidation, amalgamation, merger, scheme of arrangement or reorganization own less than fifty percent (50%) of the surviving entity’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement or reorganization, or any transaction or series of related transactions in which in excess of fifty percent (50%) of the Company’s and/or the Major Group Companies’ voting power is transferred;

(ii)	a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group taken as a whole (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Group taken as a whole); or

(iii)	the exclusive license of all or substantially all of the Group’s intellectual property taken as a whole to a third party.

(g)	Effective Date means the date of this Agreement;

(h)	Encumbrance means security interest (under the Personal Property Securities Act 2009), pledge, lien, assignment, or any other security arrangement;

(i)	Group means the Company and each of its Subsidiaries.

(j)	IPO means an initial public offering of the units in conjunction with a listing or quotation of the units on a recognised stock exchange;

(k)	Insolvency event means in relation to an entity:

(i)	a receiver, receiver and manager, administrator, trustee or similar official is appointed over any of the assets or undertaking of the entity;

(ii)	the entity suspends payment of its debts generally;

(iii)	the entity is or becomes unable to pay its debts when they are due or is unable to pay its debts within the meaning of the Corporations Act;

(iv)	the entity enters into or resolves to enter into any arrangement or compromise with, or assignment for the benefit of, its creditors or any class of them;

(v)	an application or order is made for the winding up or dissolution of, or the appointment of a provisional liquidator, to the entity or a resolution is passed or steps are taken to pass a resolution for the winding up or dissolution of the entity otherwise than for the purpose of an amalgamation or reconstruction which has the prior consent of all shareholders (which consent will not be unreasonably withheld);

(vi)	the entity becomes bankrupt;

(vii)	an application is made for the bankruptcy of the entity; or

(viii)	anything analogous to the above occurring in a jurisdiction outside Australia.

(l)	Ordinary Resolution means:

(i)	In relation to a board meeting, a resolution approved by more than 50% in number of those directors present, whether in person or by telephonic or audio-visual means, and entitled to vote at a duly convened and held board meeting at which a quorum is present and including approval by the directors appointed by the PT Shareholders;

(ii)	In relation to a shareholder meeting, a resolution approved by the holders of more than 50% of the issued shares present, including approval by the PT Shareholder, whether in person or by proxy or by representative, and entitled to vote at a duly convened and held shareholder meeting at which a quorum is present;

(m)	PT Affiliate means any Affiliate of Pintec Technology Holdings Ltd that is not (a) the Company, (b) any subsidiary of the Company or (c) any entity controlled by the Company;

(n)	PT Shareholder means each of (i) Pintec Technology Holdings Ltd and (ii) any PT Affiliate that is a shareholder of the Company from time to time, during such time when it is a shareholder;

(o)	Special Resolution means:

(i)	In relation to a Board Meeting, a resolution approved by more than 50% in number of those directors present, whether in person or by telephonic or audio-visual means, and entitled to vote at a duly convened and held board meeting at which a quorum is present;

(ii)	In relation to a shareholder meeting, a resolution approved by the holders of more than 75% of the issued shares present, including approval by the PT Shareholder, whether in person or by proxy or by representative, and entitled to vote at a duly convened and held shareholder meeting at which a quorum is present.

(p)	Subsidiary means a subsidiary of the Company within the meaning of the Corporations Act but so that:

(i)	a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and

(ii)	a corporation or trust may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation.

3.	Share capital

(a)	Classes of shares

The shareholders acknowledge the constitution provides that subject to section 259C of the Act, the board may, on behalf of the company, issue, grant options over or otherwise dispose of unissued shares to any person on the terms, with the rights, and at the times that the board decides.

(b)	Ordinary shares

The shareholders further acknowledge that at the date of this agreement, the company has issued certain ordinary shares with the following rights and privileges:

(i)	The right to attend all meetings of the company and to one vote for every share held;

(ii)	The right to participate in the dividends declared on that class of share; and

(iii)	On a winding up of the company, the right to repayment of capital and the participation in the division of surplus assets.

(c)	Class C shares

The shareholders further acknowledge that at the date of this agreement, the Company has issued certain non-voting Class C shares.

4.	Shareholding structure

(a)	Shareholders

On the Effective Date, the shareholdings of the shareholders are as listed as item 2 of Schedule 1 and, to the extent that any of these shares have not yet been issued, the parties agree to do all acts and things necessary to cause those shares to be issued as soon as possible.

(b)	Issue of additional shares

(i)	Except the following:

(1)	As of 1 July 2023, the Company has adopted "Evergreen Provisions," which shall facilitate the annual issuance of a new class of shares, referred to as Class C shares (or other classes shares) which carry no voting rights, to Zii Ever Green Pty Ltd ATF Zii Ever Green Unit Trust. The issuance shall be subject to the following conditions:

A.	The new Class C shares shall be issued annually for a period of three years, commencing from 1 July 2023.

B.	During the initial two-year period, the number of Class C shares issued each year shall be in proportion to 5% of the total number of issued shares at the time of issuance.

C.	Subsequently, from the third year onward, the annual issuance of Class C shares shall be in proportion to 2.5% of the total number of issued shares at the time of issuance. It is hereby acknowledged and agreed upon by the shareholders that the issuance of shares under this provision will undergo a review by the board and the shareholders at the commencement of the third year. Any such issuance shall necessitate the approval of a special resolution passed by the shareholders.

D.	The issuance of Class C shares shall be subject to compliance with applicable laws, regulations, and corporate governance requirements.

E.	Class C shares shall carry the same rights and privileges as the existing ordinary shares of the Company, except those shares carry no voting rights.

F.	The Company shall maintain accurate records of all issuances of Class C shares, and such records shall be available for inspection by relevant stakeholders.

no other shares may be issued (‘issue shares’) unless they have first been offered to each shareholder (‘entitled shareholders’) in proportion to their existing shareholding.

(ii)	In the event that any entitled shareholder does not wish to acquire its proportion of the issue shares, the other entitled shareholders (‘acquiring shareholders’) will be entitled to acquire the relevant issue shares in the proportions that such acquiring shareholder’s shares bare to the total shares held by acquiring shareholders.

(iii)	In the event that any of the issue shares are not acquired by entitled shareholders, the company may issue any or all of the offer shares to another person.

(c)	Acquirer to be bound

Before any shares may be issued to a person who is not a current shareholder, each of the shareholders and the company must ensure that the acquirer first enters into this agreement.

5.	Appointment and Termination of Appointment of Directors

(a)	The maximum number of Directors at any time is three (3) unless otherwise determined by shareholders resolutions, including approval by the PT Shareholder.

(b)	Except as otherwise specified in this Agreement or the Act, the shareholders acknowledge that Wei (Wei) Wei remains the director of the company, and PT will be entitled to have an exclusive right to appoint two directors, for the avoidance of doubt, at any time, the number of the Directors and composition of the Board shall not change without PT’s approval. Notwithstanding anything to the contrary in this Agreement, the PT Shareholders shall be entitled, but not obligated, to appoint two directors of all three Directors of the Board and remove and replace any Director so appointed, in each case by depositing a notification of appointment or removal at the registered office of the Company.

(c)	On the Effective Date, the Directors are as follows:

(i)	Wei (Wei) Wei

(ii)	Tony Guan Chan

(iii)	Kyu Ha Lee

(d)	Managing director

Wei Wei will be the managing director of the company until he resigns, retires, dies or is replaced by a Special Resolution of the Board. He will be responsible for the management and operation of the company. No action or decision may be taken by the managing director in relation to any matter which requires a resolution of the Board or the shareholders until such resolution has been passed.

(e)	Secretary

Tony Guan Chan will act as secretary of the company and he will continue to act as secretary until they resign, retire, die or are removed by an Ordinary Resolution of the Board.

(f)	Alternate directors

A director may appoint a person to be an alternate director in their place during any period in which the director is incapacitated or is unable to attend a meeting by reason of illness or injury, or is on scheduled vacation or is absent from Victoria on work-related business.

(g)	Conflict of interest – Company officers

A company officer may not vote or make any decision where a conflict of interests exists and must advise the board immediately a conflict becomes apparent.

(h)	Conflict of interest – Shareholder

A shareholder may vote at a meeting of shareholders notwithstanding a conflict of interests provided that the conflict of interest is disclosed to the meeting.

6.	Meetings and voting

(a)	Chairman

The directors will appoint Wei Wei as chairman of the Board and the chairman for all shareholder meetings.

(b)	Casting vote

The chairman of a Board Meeting or a shareholder meeting shall not have a casting vote in the event of an equality of votes.

(c)	Voting at shareholder meetings

At a shareholder meeting every person present as a holder of ordinary shares or as a representative, proxy or attorney of a holder of ordinary shares is entitled to one vote for each share held by that person.

(d)	Decisions by ordinary resolution

Subject to any provision to the contrary in this agreement or the Corporations Act, all resolutions of the shareholders and directors are to be by Ordinary Resolution.

(e)	Board meetings

Unless the directors otherwise agree, a Board Meeting must be convened at least once every three calendar months and each director is to be given at least seven business days notice of the date and agenda of each meeting.

(f)	Calling of board meetings

Any director may at any time convene a meeting of the Board and unless the directors otherwise specially agree, notice of all Board Meetings must be communicated to all directors by the secretary in writing by fax or email.

(g)	Calling of shareholder meetings

A meeting of shareholders may be called on 5 days written notice to shareholders by email or fax by:

(i)	the Board;

(ii)	a director; or

(iii)	shareholders of any class of shares representing at least 5% of the issued capital.

(h)	Minutes

The company must cause minutes of:

(i)	Each shareholder meeting to be promptly prepared and copies circulated to the shareholders; and

(ii)	Each Board Meeting to be promptly prepared and tabled for approval at the next board meeting and, if approved by the directors present at that board meeting, the chairman is to sign those minutes which then are prima facie evidence of the proceedings and decisions of the Board Meeting to which they relate.

(i)	Quorum requirements

The quorum requirement for:

(i)	A shareholder meetings is:

(1)	at least 50% of all issued shares; and

(2)	The PT Shareholders are in attendance; and

(ii)	A board meeting is two (2) directors, which must include at least one (1) director appointed by the PT Shareholders. All Board resolutions shall not be passed without the approval of at least one (1) director appointed by the PT Shareholders.

(j)	Adjournment where quorum not present

(i)	If within 30 minutes from the time appointed for a shareholder meeting or board meeting, a quorum is not present, the meeting will stand adjourned to the same day in the next week at the same time and place, except if that day is a public holiday in which case the meeting will be adjourned to the same time and place on the next business day after that day. No notice of the adjourned meeting is required to be given to those entitled to notice of the meeting.

(ii)	If at such adjourned shareholder meeting or Board Meeting a quorum is not present, then any two or more shareholders or any director present will constitute a quorum and may transact the business for which the meeting was called except in respect of any matters which require a Special Resolution.

(k)	Telephone meetings

If all shareholders or directors agree, their meetings may be held by telephone or by audio-visual means.

(l)	Written resolutions

Subject to the Corporations Act, if all of the directors or all of the shareholders sign a document containing a statement that they are in favour of a resolution in the terms set out in the document, a resolution in those terms is deemed to have been passed at a Board Meeting or a shareholder meeting held at the date and time at which the document was last signed by a director or shareholder.

7.	Management of the company

(a)	Principal activity

The shareholders agree that the company's principal activity will be to engage in the business of development and sale of software solutions for Small and Medium Enterprises.

(b)	Shareholder covenants

Each shareholder covenants with the other shareholders:

(i)	To co-operate and use its reasonable endeavours to ensure that the Company and its subsidiaries successfully carry on the Company’s business;

(ii)	Not to use confidential information of the Company or any of its subsidiaries in a way which damages, or is reasonably likely to damage the company, or any of the other shareholders or any of the company's subsidiaries;

(iii)	Not to unreasonably delay any action, approval, direction, determination or decision required of it;

(iv)	To make approvals or decisions that are required of it in good faith, in the best interests of the company, its subsidiaries and the carrying on of the company’s business as a commercial venture; and

(v)	To be just and faithful in its activities and dealings with the other shareholders and not to act contrary to the interests of the company or any of the company's subsidiaries.

(c)	Matters requiring a Special Resolution of shareholders

Each of the following matters must not be acted upon by the company or any shareholder, director or other officer or employee of the company unless it has first been approved by a Special Resolution of shareholders (for the avoidance of doubt, subject to the Corporations Act, the matters below are all the matters that require a Special Resolution of the shareholders, and all other matters of the Company shall be decided by the Board and not to be decided by the shareholders’ meeting):

(i)	Except as specifically contemplated by this agreement:

(1)	The issue of shares; or

(2)	The issue or variation of convertible notes, rights, options or other securities in respect of any shares; or

(3)	The variation of any rights attaching to issued or unissued shares; or

(4)	Any amendment to the constitution.

(ii)	Other than for full value and in the ordinary course of business, the transfer, sale, disposal or surrender of any substantial asset of the company.

(iii)	The entering into of any agreement or arrangement with:

(1)	A shareholder;

(2)	An associate (as defined in the Corporations Act) of a shareholder; or

(3)	A trust under which a shareholder or an associate of a shareholder may benefit.

(iv)	The entering into any agreement or arrangement that is not arm’s length and in the ordinary course of business.

(v)	Any loans to directors or shareholders.

(vi)	The sale of all or a substantial part of the business of the company or a subsidiary.

(d)	Matters requiring a Resolution of the Board of the Company

Each of the following matters must not be acted upon by the Company or any shareholder, director or other officer or employee of the Company unless it has first been approved by a Resolution of the Board of the Company:

(i)	the adoption of the annual budget, business plan and the establishment of performance milestones or corporate benchmarks for any Group, and any material deviations therefrom;

(ii)	any material change or cessation of the existing business of any Group or exploration of new business direction by any Group;

(iii)	any incurrence of expenditure except for those in accordance with the approved annual budget, business and financial plan;

(iv)	the adoption of, amendment to, suspension or termination of the employee incentive plans;

(v)	the appointment, removal, replacement and the change of the compensation of the management officers of the Group;

(vi)	any purchase of or investment in any other entity by any Group;

(vii)	any transfer or otherwise disposal of, or incurrence of any lien on properties, assets, business or equity securities;

(viii)	initiation or commencement of any litigation, arbitration, investigation, proceeding or other claim by any Group, or settlement, offering or proposing to settle any litigation, arbitration, investigation, proceeding or other claim involving or against any Group;

(ix)	any action to authorize, approve or enter into any agreement or obligation with respect to any of the above actions.

(x)	other matters except matters that require the consent of the shareholders.

8.	Accounts

(a)	Proper accounts

The company must keep proper accounting records and accounts as required by the Corporations Act.

(b)	Financial year

Subject to an Ordinary Resolution of directors to the contrary, the financial year for the company will be 1 July to 30 June.

(c)	Frequency of preparation of accounts

The Company must prepare and provide to each director in respect of the Company and its subsidiaries, as soon as practicable after, and in any event within 30 days after the end of each three month period of a financial year, an unaudited statement of financial performance, an unaudited statement of financial position, an unaudited monthly cash flow statement for the preceding calendar month, and for the then current financial year to date prepared in reasonable detail using generally accepted accounting principles consistently applied.

The Company must prepare and provide to each director in respect of the Company and its subsidiaries, as soon as practicable after, and in any event within 30 days after the end of each quarter period of an unaudited financial statement for such quarter.

(d)	Annual accounts

The Company must:

(i)	Cause the accounts to be prepared in relation to each financial year and forwarded to each shareholder within three months after the end of the relevant financial year;

(ii)	Ensure that the accounts are prepared in accordance with approved accounting standards and audited by the Company's auditor; and

(iii)	Forward copies of the draft form of the accounts to each director as soon as practicable after receipt from the Company's auditor.

(e)	Signing of accounts

Subject to approval of the accounts by the Board, the accounts referred to are to be signed by at least one director.

(f)	Inspection Right

The Company shall permit PT have, at the Company’s expense, (i) the right to inspect facilities, records and books of the Group at any time during regular working hours upon reasonable prior notice to the Group, (ii) the right to discuss the business, operations and conditions of the Group with their respective directors, officers, employees, accountants, legal counsel and investment bankers, and (iii) the right to be informed by the Company immediately upon the occurrence of any material change of the business plan or any change of senior management.

(g)	Audit

PT may, at the Company’s expense, engage a qualified accounting firm to examine the financial records and procedures of the Group, with reasonable prior notice to the Company, and other parties hereby and the Company shall provide reasonable assistance or cooperation with such accounting firm.

9.	Funding

(a)	Funding obligations

Nothing in the Agreement obliges any Shareholder to provide any further funding or financial support to the Company or to guarantee or secure any obligation of the Company.

(b)	Encumbering shares

The Shareholders must not provide their Shares as security, or create or give any Encumbrance over their Shares in favour of any party without the prior written consent, which may include/specify any condition(s) which must be fulfilled, of the Shareholders by Ordinary Resolution which may be withheld by each of them at their absolute discretion.

This clause does not apply to any floating charge over the assets of a Shareholder that is in existence on or before the date of this Agreement.

(c)	Company’s borrowings

This clause does not prohibit external borrowings by the Company, on terms and conditions determined by the Board.

10.	Inconsistency with constitution

The shareholders and the company agree that:

(a)	To the extent of any inconsistency between the terms of this agreement and the constitution, the terms of this agreement shall prevail; and

(b)	The constitution shall be interpreted as being modified by and subject to the express terms of this agreement.

11.	Third party interest in shares

Each shareholder agrees that it may not, without the written consent of each other shareholder, give or create an interest in any shares including by declaring a trust or giving an option to purchase, right of first refusal, security interest under the Personal Property Securities Act or other Encumbrance.

For the avoidance of doubt, PT may freely transfer the shares held by it to any person without the consent of the Board or any other shareholders and without complying with the restrictions or procedures under this clause, clause 13, clause 14, clause 15 and clause 16 hereof. PT’s special rights hereof shall automatically be terminated if PT holds less than 50% of the shares of the Company held by PT at the date of this Agreement.

Notwithstanding the aforementioned provisions, without the written consent of each other shareholder, none of the shareholders may transfer any shares held by it to any competitor as listed on Schedule 2 hereunder. Such list of competitors may be updated once by the Board of the Company per annum.

12.	Transfer of shares

(a)	No shares may be Disposed of and the Company must not register a transfer of shares, nor acknowledge that any person has any right in respect of any shares unless and until:

(i)	The transferee replaces any existing shareholder loans made by the transferor shareholder;

(ii)	The transferee first executes and delivers to the Company and each of the other shareholders, a deed agreeing to be bound by the terms and conditions of this agreement, and agreeing to assume the obligations of the transferor shareholder under the constitution and this agreement; and

(iii)	If the transferee is a company, each of the directors and shareholders of the transferee executes a deed agreeing to be bound by the obligations of a shareholder under this agreement.

(b)	None of Jiesi Zhang, Nolan Taing, Udesignlab Investments Pty Ltd (as the holding entity of Wei Wei), Peng Innovation Pty Ltd (as the holding entity of Xiaodong Peng), TALENTOP PTY LTD (as the holding entity of Hui Ke Li), Wew Group Pty Ltd (as the holding entity of Xiaomin Wu) and Wzw Pty. Ltd. (as the holding entity of Xiaomin Wu) may transfer any shares of the Company directly or indirectly held by him or it without the written consent of PT.

13.	Right of First Refusal

(a)	Transfer notices

(i)	Before disposing of its shares, the transferor shareholder must give a transfer notice to the company specifying:

(1)	The number of transfer shares it wishes to Dispose of, which may be all or part of the shares it holds; and

(2)	The price at which the transferor shareholder is willing to sell the transfer shares.

(ii)	The transfer notice will constitute the company, the agent of the transferor shareholder for the sale of the transfer shares at the transfer price during the transfer period to all other shareholders, and will not be revocable except with the consent of all other shareholders.

(iii)	Within ten business days after the receipt of a transfer notice, the company must serve a copy of it on all other shareholders.

(b)	Transfer price

(i)	If the price stated in the transfer notice is accepted by all of the other shareholders within ten business days of the transfer notice being served, such price will be the transfer price.

(ii)	If such price is not so accepted, the fair value of the transfer shares will be determined in accordance with the provisions hereof and will then constitute the transfer price.

(c)	Transfer period

The transfer period will be 60 days after acceptance of the price or the determination of the fair value.

(d)	Offer of transfer shares to shareholders

Promptly following determination of the transfer price, the transfer shares must be offered by the company by notice in writing to all other shareholders pro rata to their holdings. Such offer will be open for acceptance at any time within the transfer period. Every such offer must specify the total number of transfer shares, the number of transfer shares in the shareholder’s pro rata transfer entitlement, and the transfer price. Each offer must be accompanied by a form of application for use by the shareholder in applying for its pro rata entitlement and for any shares in excess of such pro rata transfer entitlement which it wishes to purchase.

(e)	Acceptance of offer by shareholders

(i)	A shareholder may apply for some only of the transfer shares within the transfer period, and the transferor shareholder will be bound upon payment to transfer that number of transfer shares to the shareholder as it has applied for.

(ii)	If not all other shareholders accept the full amount of transfer shares in their pro rata transfer entitlement, any transfer shares not so accepted will be used to satisfy requests from other shareholders as nearly as may be in proportion to their requests for transfer shares in excess of their pro rata transfer entitlement.

(iii)	The directors must forthwith give notice of such allocations to the transferor shareholder and the shareholders, to whom the transfer shares have been allocated, and must specify in the said notice the place and time, being within 60 days after the date of such notice at which the sale of the transfer shares so allocated will be completed.

The transferor shareholder will be bound upon payment to transfer the transfer shares so allocated to the relevant shareholders.

(f)	Transfers to third parties

If by the end of the transfer period and Tag-Along Notice Period (as defined below), the directors have not received acceptances from shareholders for all the transfer shares then they must forthwith give notice in writing of that fact to the transferor shareholder. The transferor shareholder will then be entitled at any time within 90 days after the date of the directors' notice to sell and transfer all of the remaining transfer shares, which have not been accepted to any person at any price, being not less than the transfer price.

(g)	Fractions

If any shares to be transferred pursuant to this agreement are not capable of being offered or allocated without involving fractions, the secretary will allocate such fractional interests amongst the accepting shareholders as they think fit.

(h)	Attorney for transferor shareholder

(i)	A transferor shareholder, having become bound to transfer any shares pursuant to this agreement, must deliver to the shareholders duly executed transfers in respect of such shares in favour of the shareholders against payment by them of the price due in respect thereof. If the transferor shareholder makes default in transferring the same, any director is hereby irrevocably and unconditionally appointed as the attorney of the transferor to complete and execute the necessary instrument of transfer of such shares and may deliver them on its behalf; the company will receive the purchase money on trust for the transferor shareholder, and will thereupon cause the shareholders to be registered as the holder of such shares.

(ii)	The company will not be bound to earn or pay interest on any money so held on behalf of the transferor shareholder, and will not pay such money to the transferor shareholder until it has delivered its share certificates, or an appropriate indemnity in respect of any lost certificates, to the company. The receipt of the company for such purchase money will be a good discharge to the transferor shareholder.

(iii)	Upon the transfer of any shares pursuant to the provisions of this agreement, the transferor shareholder will be entitled to all dividends and interest accrued in relation to those shares up to the date of transfer, and any amount paid to either the transferor shareholder or transferee shareholders in excess of such entitlement must be held by it on trust for the other.

14.	Compulsory transfer of shares

(a)	Deemed transfer notice

On the happening of any of the following events in respect of a shareholder, that shareholder will be deemed to have given a transfer notice in respect of all of its shares at the fair value, plus 50% of the costs of the expert appointed to determine fair value:

(i)	a change in the persons having the effective control of the shareholder that is a corporation or trust;

(ii)	the shareholder dying;

(iii)	the shareholder being declared bankrupt;

(iv)	a receiver being appointed to the shareholder;

(v)	a liquidator being appointed to the shareholder; or

(vi)	a compulsory transfer event.

(b)	Compulsory transfer events

A compulsory transfer event occurs when one of the following events has occurred and continues unremedied for a period of 30 days after receipt of a notice from the remaining board requiring that it be remedied;

(i)	The shareholder fails to fully comply with a funding obligation;

(ii)	The shareholder fails to observe or perform the provisions of this agreement in a way which has, or could reasonably be expected to have, a substantial adverse effect upon the company.

(c)	Determination of fair value

Within 20 days of the issue of a deemed transfer notice, the board must appoint an expert to determine the fair market value of the transfer shares.

15.	Tag-along and drag-along rights

(a)	Tag-Along Right

(i)	If a shareholder has not exercised its right of first refusal set forth in clause 13, such shareholder shall have the right (the “Tag-Along Right”), exercisable upon written notice (a “Tag-Along Response Notice”) to the transferor shareholders within 20 days after the earlier of the full exercise or expiry of the rights of first refusal of the other shareholders under clause 13 (the “Tag-Along Notice Period”), to request that the transferor shareholder include in the proposed transfer shares up to a number of shares on a fully diluted and as-converted basis pro rata to its holdings (each such exercising shareholder, a “Tagging Person”).

Each Tagging Person shall also deliver to the transferor shareholders, together with its Tag-Along Response Notice, the certificates or other applicable instruments representing the shares of such Tagging Person to be included in the proposed transfer shares, together with a notarized, limited power-of-attorney authorizing the transferor shareholder or its representative to transfer such shares on the terms set forth in the transfer notice. If at the termination of the Tag-Along Notice Period any shareholder shall not have elected to participate in such transfer, such shareholder shall be deemed to have waived its rights under this clause 15 (a) with respect to the transfer of its shares pursuant to the proposed transfer shares.

(b)	Drag-Along Rights

(i)	If PT and other shareholders who collectively hold 75% or more shares in the company (the “Majority Shareholders”) receive a bona fide offer for the purchase of their shares and the other shareholders (having been notified of the offer) have not exercised their rights of first refusal to acquire such shares, then the Majority Shareholders may require the holders of all other shares (the “Minority Shareholders”) to join in the sale and sell their shares, and the Minority Shareholders, or any one of them shall take actions to sell their shares.

(ii)	For purposes of this clause an offer shall only be deemed to be a bona fide offer if the Majority Shareholders exercise their drag along rights, the sale price for each share is equal to or greater than fair value as determined by this agreement.

(iii)	To provide the Minority Shareholders with the opportunity to assess the proposed transaction, at least 14 days written notice containing comprehensive details of the sale must be given, and within 14 days of the expiry of that 14 day period notice of the exercise of the drag along, right must be given.

(iv)	In the event that insufficient details of the sale are provided in the notice, then the 14 day period for exercise of the drag along rights shall extend to 14 days after full details of the sale are provided sufficient to enable the Minority Shareholders to properly assess the proposed sale, the credentials, reputation and financial standing of the purchaser, and the price and other terms of sale.

(v)	In the event of the exercise of the drag along rights then the Minority Shareholders must join in the sale, unless they are able to establish that the proposed sale is an oppression of a minority according to the principals understood in the law relating to corporations, or to purchase all of the shares held by other shareholders, in each case, on the terms and conditions not less favorable than those offered in the sale.

16.	Determination of fair value

(a)	Determination by expert

(i)	If this agreement provides for the fair value of any shares to be determined, the value shall be so determined by the Board or other applicable institutions designated by the Board (Valuer).

(ii)	The fair value of the shares will be the value determined by the Board or the Valuer, who will act as an expert and not an arbitrator.

(iii)	The fair value of the relevant shares will be determined as at the date on which the transfer notice or deemed transfer notice is given, and the expert must determine the fair value of the relevant shares within 30 business days of the date of their appointment, and must provide a copy of their valuation to each shareholder.

(iv)	The expert so appointed may appoint a recognised, experienced and qualified valuer to determine the value of any particular asset of the company.

(v)	The expert’s determination shall be binding on the shareholders.

(b)	Matters to which the expert shall have regard

Where an expert is appointed as aforesaid the expert:

(i)	Shall not apply a discount for minority holdings;

(ii)	Shall have regard to the rights, privileges and limitations attached to the shares;

(iii)	Shall have regard to the following factors, in addition to any other factors which they believe should properly be taken into account, based on the best information available at the time:

(1)	If an offer has been made to acquire the at least 75% of the shares, the particulars of that offer;

(2)	The prospects of the company’s business, including, without limitation, taking into account the continuing association or involvement of any of the principals with the Company and its subsidiaries;

(3)	The value, at a specified capitalisation rate appropriate to the Company’s business, of the estimated future maintainable earnings of the company;

(4)	The yield which an open-market investor would reasonably require in an acquisition of the shares;

(5)	The net tangible assets of the Company as disclosed in the accounts for the last preceding financial year or, if no accounts of the Company are available, as disclosed in the latest management accounts of the Company;

(6)	Such other matters as the expert considers necessary to arrive at a determination of fair value; and

(7)	In making their determination.

(c)	Cost of valuation

(i)	The expert's costs for determining the fair value will be paid by the transferor.

(ii)	If the transferor fails to pay the expert’s costs, any party to this agreement may pay such costs and recover the cost from the transferor.

17.	Dividend Right

(a)	No dividend or distribution, whether in cash, in property, or in any other shares of the Company, shall be declared, paid, set aside or made with respect to other shareholders at any time unless a dividend or distribution is likewise declared, paid, set aside or made, pro rata on a fully diluted and as-converted basis at the same time with respect to PT.

18.	Liquidation Right

(a)	In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the shareholders (after satisfaction of all creditors’ claims and claims that may be preferred by law) shall be distributed to PT prior and in preference to any distribution of any of the assets or funds of the Company to other shareholders, the amount equal to, USD $ 2,901,671, plus an amount accruing thereon daily at a rate of 8% per annum, beginning on the date PT became the shareholder of the Company, plus all declared but unpaid dividends on shares held by PT.

(b)	Unless waived in writing by PT, a Deemed Liquidation Event shall be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this clause 18, and any proceeds, whether in cash or properties, resulting from a Deemed Liquidation Event shall be distributed in accordance with the terms of this clause 18.

19.	Anti – Dilution Right

(a)	Special Definitions

For purposes of this clause 19, “New Securities” shall mean all ordinary shares (including reissued shares) issued or deemed to be issued by the Company after the date.

(b)	In the event that the Company shall issue any New Securities without consideration or at a subscription price per ordinary share (on a fully diluted and as-converted basis) (the “New Shares Issue Price”) less than any of the shares (the “PT Share Price”) held by PT (the “Target Shares”) in effect on the date of and immediately prior to such issuance, then the PT Share Price for such Target Shares shall forthwith be reduced, concurrently with such issuance of the New Securities, to a price equal to the New Shares Issue Price. The Company shall issue to PT certain number of same class of Target Shares (the “Additional Shares”) in accordance with the following formula:

Additional Shares = I÷A-B, where:

I=the total investment amount of PT in the consideration of such Target Shares;

A= the New Shares Issue Price;

B= the number of Target Shares outstanding and held by PT immediately prior to such issuance of Additional Shares.

(c)	Certificate as to Adjustments

Upon the occurrence of each issuance pursuant to this clause 19, the Company at its expense shall promptly compute such issuance in accordance with the terms hereof and furnish to PT a new share certificate or other applicable documents to reflect such new issuance of Additional Shares.

20.	Most Favored Nation Treatment

(a)	In the event the Company or any of its Subsidiary grants, issues or provides any other investor, shareholder or person any right, privilege or term more favorable than those granted to PT Shareholders, then such rights, privileges and favorable terms shall automatically apply to the PT Shareholders. Each of the parties hereto agrees to execute and deliver any document required for reflecting and effectuating such automatic application pursuant to this clause 20.

21.	Full Time, Non-Competition and Non-Solicitation Obligations of Key Employees

(a)	The Company shall cause each of the Key Employees (i.e. Wei Wei, Jiesi Zhang, Nolan Taing and Xiaodong Peng), to work for the Group on a full time basis.

(b)	The Company shall cause each of the Key Employees, Hui Ke Li and Xiaomin Wu, to agree and covenant, and Udesignlab Investments Pty Ltd (as the holding entity of Wei Wei), Peng Innovation Pty Ltd (as the holding entity of Xiaodong Peng), TALENTOP PTY LTD (as the holding entity of Hui Ke Li), Wew Group Pty Ltd (as the holding entity of Xiaomin Wu) and Wzw Pty. Ltd. (as the holding entity of Xiaomin Wu) hereby agree and covenant, to PT that from the date hereof until such person or its affiliates are no longer shareholders, directors, officers or employees of the Group and within two (2) full years afterwards (whichever is later), such person shall not, and shall cause his affiliates (including each of the management, directors and employees of such affiliates) not to, engage, either directly or indirectly, as a principal or for his or its own account or solely or jointly with others, or as shareholders in any corporation or joint stock association, or otherwise enjoy any economic interest or benefits, in any business that compete with the business currently and proposed to be conducted by the Group.

(c)	The Company shall cause each of the Key Employees, Hui Ke Li and Xiaomin Wu, to agree and covenant, and Udesignlab Investments Pty Ltd (as the holding entity of Wei Wei), Peng Innovation Pty Ltd (as the holding entity of Xiaodong Peng), TALENTOP PTY LTD (as the holding entity of Hui Ke Li), Wew Group Pty Ltd (as the holding entity of Xiaomin Wu) and Wzw Pty. Ltd. (as the holding entity of Xiaomin Wu) hereby agree and covenant, to PT that from the date hereof until such person or his affiliates are no longer shareholders, directors, officers or employees of the Group and within two (2) full years afterwards (whichever is later), such person shall not, and shall cause his affiliates (including each of the management, directors and employees of such affiliates) not to, directly or indirectly, as a principal or for its or his own account or solely or jointly with others, solicit, induce or hire, or enter into employment contract with any director, officer, employee or consultant of the Group or receive or accept the performance of services by any director, officer, employee or consultant of the Group.

22.	Competition restraint

(a)	Interpretation of this clause

Clause (b) has effect as if it were separate clauses each one being severable from the others, such separate clause consisting of the covenant set out in subclause (b) combined with each separate period referred to in subclause (i)   combined with each separate area referred to in subclause (ii) and if any of these separate clauses are invalid or unenforceable for any reason such invalidity or unenforceability will not affect the validity or enforceability of any other separate clause.

(b)	Restraint

Jiesi Zhang, Nolan Taing, Udesignlab Investments Pty Ltd (as the holding entity of Wei Wei), Peng Innovation Pty Ltd (as the holding entity of Xiaodong Peng), TALENTOP PTY LTD (as the holding entity of Hui Ke Li), Wew Group Pty Ltd (as the holding entity of Xiaomin Wu) and Wzw Pty. Ltd. (as the holding entity of Xiaomin Wu), each hereby covenants with the Company and each other shareholder, that it will not in its own right or as a shareholder (except as shareholder in a company the shares in which are quoted on an Australian Stock Exchange) or as an employee, be directly or indirectly involved in the supply of any products or services in competition with the company’s products and services, during the periods and in the areas specified in this clause.

(i)	The periods specified are:

(1)	until no longer a shareholder;

(2)	until no longer a shareholder plus three (3) years;

(3)	until no longer a shareholder plus two (2) years;

(4)	until no longer a shareholder plus one (1) year;

(5)	until no longer a shareholder plus six (6) months.

(ii)	The areas specified are:

(1)	Australia

(2)	Victoria, New South Wales, Queensland, Western Australia;

(3)	Victoria, New South Wales and Queensland;

(4)	Victoria and New South Wales; and

(5)	Victoria

23.	Dispute

(a)	Governing Law

This Agreement shall be governed by and construed exclusively in accordance with the laws of Victoria, Australia without regard to principles of conflicts of law thereunder.

(b)	Negotiation Between Parties

The parties agree to negotiate in good faith to resolve any dispute between them regarding this Agreement. If the negotiations do not resolve the dispute to the reasonable satisfaction of all parties within thirty (30) days, clause 22 (c) shall apply.

(c)	Arbitration

In the event the parties are unable to settle a dispute between them regarding this Agreement in accordance with subsection (b) above, such dispute shall be referred to and finally settled by arbitration at Hong Kong International Arbitration Centre (the “HKIAC”). The arbitration shall be conducted in accordance with the HKIAC’s arbitration rules as in effect at the time of submission to arbitration. The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

24.	Covenant by the company

The Company acknowledges the rights and obligations of the shareholders in this agreement. The company agrees for the benefit of the shareholders, that it will not record a change in membership, incur a liability, confer a benefit or do any act that is inconsistent with the rights and obligations of a shareholder provided for in this agreement.

25.	Confidentiality

(a)	Each shareholder severally agrees with each other shareholder, and the company, that all information in relation to:

(i)	The Company or any related body corporate (as defined in the Corporations Act) including trade secrets, operations know-how, any information concerning the organisation, management and finance of the other shareholder or the company, or any of its related bodies corporate, which is exchanged between them under this agreement, or acquired during the negotiations prior to the execution of this agreement, is confidential and must not be disclosed to any person not being a party to this agreement except:

(1)	To employees, legal advisers, auditors and other consultants requiring the information for the purposes of this agreement; or

(2)	With the consent of the party who supplied the information; or

(3)	If the information is prior to the execution of this agreement, lawfully in the possession of the recipient of the information through sources other than the party who supplied the information; or

(4)	If required by law or a stock exchange regulations;

(5)	If the information is or becomes generally and publicly available other than through the default of a party who divulges the information; or

(6)	To any prospective purchaser OR assignee of a share after such person has signed a confidentiality agreement acceptable to such shareholder.

(b)	The provisions of this clause continue in full force and effect for a period of two years after the termination of this agreement.

26.	Mutual covenants

Each shareholder warrants to the other shareholders that:

(a)	It has the capacity to enter into and to perform and complete its obligations under this agreement;

(b)	It has taken all necessary legal action to authorise the entry into and performance of this agreement and its obligations under this agreement; and

(c)	It will punctually discharge all its obligations under this agreement and the constitution.

27.	Exclusion of implied relationships

The shareholders agree that:

(a)	Their rights, duties and obligations under this agreement are several and not joint, or joint and several;

(b)	Nothing in this agreement constitutes or may be construed as constituting any shareholder as the partner, agent, employee or representative of any other shareholder or the company;

(c)	No shareholder has power to incur obligations on behalf of, or pledge the credit of, the other shareholders in any way;

(d)	Except as provided in this agreement, no shareholder has authority to act for, or to create, and or assume any responsibility or obligation for the other shareholders;

(e)	Each shareholder agrees to indemnify the other shareholders and the Company from and against any and all losses and liabilities arising out of any breach of this agreement.

28.	Term of agreement

(a)	Term

This agreement continues in force and effect until:

(i)	Terminated by written agreement between the shareholders and the company; or

(ii)	All of the shares are beneficially held by one party; or

(iii)	The liquidation of the Company.

(b)	Continuing rights

Termination of this agreement does not extinguish, or otherwise affect, any rights of any party to this agreement against the other which:

(i)	Accrued before the time at which this agreement terminated; or

(ii)	Otherwise relate to or may arise at any future time from any breach, or non-observance of obligations under this agreement, which arose before the time at which this agreement terminated.

(c)	Clauses of this agreement which are expressed to survive termination will do so.

29.	Notices

A notice or other communication to a party must be in writing and delivered to that party or that party’s practitioner in one of the following ways:

(a)	Delivered personally; or

(b)	Posted to their address when it will be treated as having been received on the second business day after posting; or

(c)	Faxed to their facsimile number when it will be treated as received when it is transmitted; or

(d)	Sent by email to their email address, when it will be treated as received when it enters the recipient’s information system.

30.	Conflict with constitution

If there is any conflict between a provision of this agreement and the constitution, the provision of this agreement will prevail and the shareholders will immediately take all steps necessary to procure the constitution to be amended in order to remove that conflict.

31.	Miscellaneous

(a)	Remedies

Each party to this agreement acknowledges and agrees that if any of them breach the warranties, representations, indemnities, covenants, agreements, undertakings and obligations, for the purposes of this clause referred to as the agreed terms, on each of their parts contained in this agreement, damages may not be an adequate remedy and the agreed terms will be enforceable by injunction, order for specific performance or such other equitable relief as a court of competent jurisdiction may see fit.

(b)	Waiver

A waiver of a provision of, or right under, this agreement is effective only if it is in writing signed by the party granting the waiver.

(c)	Invalidity

Any provision of this agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction only, be read down or severed to the extent of that invalidity or unenforceability. The remaining provisions of this agreement which are self-sustaining and capable of separate enforcement without regard to the read down, or severed provision in that jurisdiction, are and will continue to be valid and enforceable in accordance with their terms.

(d)	Amendment

This agreement may be amended only by an instrument in writing signed by all the parties to this agreement.

(e)	Counterparts

This agreement may be executed in any number of counterparts and all such counterparts taken together will be deemed to constitute one and the same instrument, and the date of the agreement will be the date on which it is executed by the last party.

(f)	Assignment

No shareholder may assign its rights or obligations under this agreement to any person, without the prior written consent of all the shareholders and the Company.

(g)	Costs

Each party to this agreement must bear its own costs of preparing and executing this agreement, and each shareholder must pay in their respective proportions all stamp duty on this agreement, and on any document executed to give effect to this agreement.

(h)	Entire agreement

Without limiting clause 31(i) below, this agreement, together with any documents referred to in this agreement, or executed simultaneously in connection with this agreement, comprises the entire agreement between the parties with respect to the subject matter of this agreement and supersedes all prior understandings, agreements, representations and correspondence with respect to the same.

(i)	Termination of Existing Shareholders Agreement

(a)	Each Shareholder (other than PT) and the Company agrees that the existing shareholders agreement dated 27 October 2022 and as amended on 1 September 2023 (Existing Shareholders Agreement) will terminate on the Effective Date.

(b)	Each Shareholder (other than PT) and the Company agrees that its rights, obligations and liabilities under the Existing Shareholders Agreement are extinguished and the Existing Shareholders Agreement has no force or effect on and from the Effective Date.

(c)	On and from the Effective Date, each Shareholder (other than PT) and the Company releases the member of the Group against any claim in respect of, arising out of, or in connection with the Existing Shareholders Agreement.

(j)	Further assurances

Each party to this agreement will, at its own expense and without additional consideration, upon receipt of a request by another party promptly do such further acts and will execute, acknowledge, deliver and record such other documents and instruments as may be reasonably necessary, or desirable from time to time, to give full effect to this agreement and any transaction contemplated by this agreement.

Execution page

SIGNED AS AN AGREEMENT

By the Company

EXECUTED BY	WITENESSED BY

ZIITECH PTY LTD ACN 635 021 779 in accordance with s 127 of the Corporation Act

Director	Director/Secretary
Name: Wei Wei	Name: Xiaomin Wu

Execution page

SIGNED AS AN AGREEMENT

By the Shareholder

EXECUTED BY	WITENESSED BY

Pintec Technology Holdings Ltd

Director	Director/Secretary
Name: Zexiong Huang	Name: Xiaofeng Cui

Execution page

SIGNED AS AN AGREEMENT

By the Shareholder

EXECUTED BY	WITENESSED BY

[*]

Director	Director/Secretary
Name:	Name: